Exhibit 99.1

Hailiang Education Group Inc. Announces Financial Results for the Fiscal Year 2021

HANGZHOU, China, November 12, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education," the "Company" or "we"), a K-12 education and management service provider in China, today announced its financial results for the fourth quarter and the fiscal year ended June 30, 2021.

"2021 was a challenging year, as the complex business environment and the newly issued laws and policies brought numerous changes to the education industry. Benefiting from our execution of an 'Asset-light Development Model,' we provided our educational services to more students, parents, and managed schools this year and achieved positive results. For the 2021 fiscal year, our revenue reached RMB1,375.8 million (US$213.1 million), an increase of 33.9% from RMB1,027.4million for the 2020 fiscal year. Gross profit amounted to RMB647.2 million (US$100.2million), a year-over-year increase of 44.8%. Operating profit reached RMB612.8million (US$94.9 million), a year-over-year increase of 34.7%. Net profit attributable to the shareholders of the Company was RMB483.0 million, an increase of 38.0% from RMB350.0 million in the previous fiscal year." commented Dr. Junwei Chen, the Chairman and Chief Executive Officer of Hailiang Education, "While the recently promulgated laws and policies regulating the education industry present many challenges, they also carried a range of new opportunities. Looking forward, only the private schools with a first-class teaching team, teaching quality, brand awareness, and services will be competitive. Hailiang Education is dedicated to improving educational services and teaching quality in our affiliated and managed schools through diversified service models, which originated from our operating philosophy— that 'each person has a talent; everyone can achieve potential; make every life shine'. For example, the 'Star Classroom,' a software as a service licensing and delivery model, or SaaS, used to enrich teaching resources and teaching tools, the 'Learning Performance Analysis System,' a system to assist teachers in mastering students’ personalized learning, and the 'Home-School Co-Education,' an application that connects parents who are out for work with their children at home, all have contributed to the Company’s efforts in the promotion of education equity, the improvement of teaching quality, and the alleviation of the burden of education for families in rural areas. With school-operating experience and achievements of Hailiang Education accumulated in the past 26 years and deepening cooperation with leading companies relevant to education, we plan to offer an array of school services, such as education and management consulting, logistics and supply chain management, educational information and technology consulting, teacher training, after-school well-rounded education services, study trips, overseas study consulting, and other services to meet the needs of schools, teachers, students, and parents, with the aim of establishing an industry ecosphere for K-12 education services to achieve longer-term results and broader benefits for society. "

"Executing on our 'Asset-light Development Model' and in order to accelerate the offering of our high-quality educational resources, we have been preparing to provide operation and management services to third-party schools since 2017. Over the past four years, the number of managed schools increased from 0 in fiscal year 2017 to 27 in fiscal year 2021, the aggregate number of students enrolled in managed schools increased from 0 in fiscal year 2017 to 43,897 in fiscal year 2021. Our school network increased from 8 in fiscal year 2017 to 41 in fiscal year 2021. Notably, since September we started operating and managing two additional managed schools, Longkou No.1 Middle School (Chongshi Department) and Jingdong Yi Autonomous County No.1 Middle School, located in Longkou City, Shandong Province, and Pu'er City, Yunnan Province, respectively. Both schools have a long history, having been around for approximately 100 years. In response to new government policy and market demand, we will concentrate on accelerating the development of our operation and management services, expanding our managed school network, enlarging the depth and breadth of the whole industrial chain of K-12 education services, and fostering new growth drivers."

Dr. Junwei Chen continued, "In endeavoring to respond to the call to 'Comprehensively Promote Rural Vitalization, Achieve Common Prosperity' from the Chinese government and assist in shouldering the social responsibility towards such goals, we have launched several rural vitalization actions. By leveraging our experience and resources, gathered through the provision of operation and management services for public or private schools, we believe we are in a good position to assist in the development of quality education in rural areas in China. These rural vitalization actions include the 'Rural Teachers Training Program', the 'Return of Talents to Rural', the 'Quality Improvement Program for Rural Education', the Facility Construction and Intellectualization for Rural Education'. Furthermore, the Company has established a fund to provide institutional and financial support for the above actions. Meanwhile, Hailiang Education was responsible for launching, and has operated a series of public welfare and charitable education projects for many years, including the 'Young Eagle Orphan Cultivation Project', the 'Integrated Education for Autism—Rongai Star Integration', the 'Poor Youth Talent Cultivation Project', the 'Belt and Road International Talent Project' and the 'Hailiang Tibet Support Class', among other charity projects. By fiscal year 2021, all of such projects have attained desirable results and cultivated a large number of outstanding young students."

Impact of 2021 Implementation Rules for Private Education Laws

On May 14, 2021, the People’s Republic of China’s State Council announced the issuance of the 2021 Implementation Rules for Private Education Laws (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling a private school that provides compulsory education by means of merger, acquisition, contractual arrangements, etc., and a private school providing compulsory education is prohibited from conducting transactions with its related parties.

According to IFRS 10 - Consolidated Financial Statements, we concluded that we lost control of the affiliated entities providing compulsory education services on September 1, 2021 (see “Subsequent events” for details). Further, we considered the ancillary nature of the activities and the insignificance of the costs related to the K9 compulsory education business while the related schools were closed between June 30, 2021 and September 1, 2021. Thus, we have determined that, we have ceased all revenue-generating activities related to the compulsory education business as at June 30, 2021 and classified the historical financial results of compulsory education business as discontinued operations in the Company’s Consolidated Statements of Profit or Loss and Other Comprehensive Income for all periods presented.

Considering above impact from Implementation Rules and uncertainties associated with our ability to recover from the net assets arising from the impact of the Implementation Rules, we identified impairment indicators for non-financial long-term assets, such as the property and equipment, right-of-use assets, intangible assets and goodwill, associated with the cash generating unit of discontinued operations. An independent appraisal entity was engaged to perform the impairment assessment. As a result, we recognized impairment loss of approximately RMB 252.2 million (US$39.1 million), which was recognized in the results of discontinued operations

During the fiscal year of 2021, the net loss from the discontinued operations, net of tax amounted to RMB243.3 million (US$ 37.7 million). After excluding the above impairment loss, the adjusted net profit from the discontinued operations was RMB8.9 million (US$1.4 million), which had no significant impact on the Company’s profit.

Fourth Quarter of Fiscal Year 2021 Financial Highlights

	For the Quarter Ended June 30,
(RMB millions, except per share data)	2021	2020	% Change
Continuing operations:
Revenue	420.9	317.0	32.8%
K-12 student management services and high school curriculum education services	334.1	287.2	16.3%
Ancillary educational services	71.3	12.3	479.7%
Operation and management services	15.5	17.5	-11.4%
Gross Profit	181.2	155.2	16.8%
Gross Margin	43.0%	48.9%	-5.9	pp
Operating Profit	167.6	146.4	14.5%
Operating Margin	39.8%	46.2%	-6.4	pp
Net Profit	127.4	102.6	24.2%
Net Profit Attributable to the Company’s Shareholders	129.8	103.4	25.5%
Earnings Per Share	0.31	0.25	25.5%

*Notes: “pp” represents percentage points

•	Revenue was RMB420.9 million (US$65.2million), an increase of 32.8% from RMB317.0 million for the same period of last year.

•	Gross profit was RMB181.2 million (US$28.1 million), an increase of 16.8% from RMB155.2 million for the same period of last year.

•	Gross margin was 43.0%, compared with 48.9% for the same period of last year.

•	For continuing operations, net profit attributable to the Company’s shareholders was RMB129.8 million (US$20.1 million), an increase of 25.5% from RMB103.4 million for the same period of last year.

•	For continuing operations, basic and diluted earnings per share were RMB0.31 (US$0.05), compared with the basic and diluted earnings per share of RMB0.25 for the same period of last year.

Fiscal Year 2021 Financial Highlights

	For the Twelve Months Ended June 30,
(RMB millions, except per share data)	2021	2020	% Change
Continuing operations:
Revenue	1,375.8	1,027.4	33.9%
K-12 student management services and high school curriculum education services	1,111.6	861.9	29.0%
Ancillary educational services	204.2	121.7	67.8%
Operation and management services	60.0	43.8	37.0%
Gross Profit	647.2	447.1	44.8%
Gross Margin	47.0%	43.5%	3.5	pp
Operating Profit	612.8	455.1	34.7%
Operating Margin	44.5%	44.3%	0.2	pp
Net Profit	482.1	345.8	39.4%
Net Profit Attributable to the Company’s Shareholders	483.0	350.0	38.0%
Earnings Per Share	1.17	0.85	38.0%

*Notes: “pp” represents percentage points

We have restated the comparative information as a result of the business combination between entities under common control.

The results of compulsory education business have been reclassified to discontinued operations and the prior year comparative results have been re-presented throughout the consolidated financial statements. See “Impact of 2021 Implementation Rules for Private Education Laws” for details.

•	Revenue was RMB1,375.8 million (US$213.1 million), an increase of 33.9% from RMB1,027.4 million for the same period of last year.

•	Gross profit was RMB647.2 million (US$100.2 million), an increase of 44.8% from RMB447.1 million for the same period of last year.

•	Gross margin was 47.0%, compared with 43.5% for the same period of last year.

•	For continuing operations, net profit attributable to the Company’s shareholders was RMB483.0 million (US$74.8 million), an increase of 38.0% from RMB350.0 million for the same period of last year.

•	For continuing operations, basic and diluted earnings per share was RMB1.17 (US$0.18), compared with the basic and diluted earnings per share of RMB0.85 for the same period of last year.

Fiscal Year 2021 Operational Highlights

•	As of June 30, 2021, we had 41 schools in our school network, 27 of which are managed schools. As of June 30, 2021, we provided K-12 student management services and high school curriculum education services to 27,972 students. The enrollments in our managed schools were 43,897.

•	In the 2020/2021 school year, 212 students from our affiliated schools were admitted into dual first-class universities. Among them, 8 students were admitted to Peking University and Tsinghua University, and 17 students were admitted to top-tier domestic universities, such as Shanghai Jiao Tong University, Fudan University, and Zhejiang University through the 2021 "strengthening basic disciplines plan," an admission plan hosted by the Ministry of Education of PRC, and "the trinity system," an admission system hosted by Zhejiang province. Four students of grade two in Hailiang Senior High School were accepted into the “Innovation Experimental Class” of the Junior Class of the University of Science and Technology of China, having satisfied the strict selection criteria and accomplishing excellent college entrance examination results.

•	In the 2020/2021 school year, 81% of the students in the 2021 graduating class of our international programs have received a total of nearly 600 formal and conditional offers for advanced education. Among them, 100% of the students in the General Certificate of Education Advanced Level ("A-Level") class and 93% of the students in the Victoria Certificate of Education ("VCE") class have received admission letters from the global top 100 universities[1]. In addition, 75% of the students from the A-Level class and 87% of the students from VCE class have received offers from the global top 50 universities[1].

•	In the 2020/2021 school year, our students won more than 200 awards at provincial, national, and international levels in the academic competition field, including: students won four gold medals and one bronze medal in the 2020 Chinese Mathematical Olympiad (national level); nine students won the Provincial First Prize of the National High School Mathematics League in 2020, and six of them were selected into the provincial team; three students won the Provincial First Prize of the 37th National Middle School Student Physics Competition in 2020, and one of them also won the silver medal in the national final; our student won a gold medal in 2021 international Asian and Pacific Informatics Olympic Competition (international level), four silver medals and one bronze medal in the 2021 38th National Youth Informatics Olympiad (national level); students won one gold medal, two silver medals, and two bronze medals in the Second National Middle School Students Geoscience Competition of “Hailiang Cup” (national level); two students won the Provincial First Prize of the National Middle School Student Biology League in 2020; and two students won the Provincial First Prize of the China Chemistry Olympiad in 2020.

•	In the 2020/2021 school year, our students won a number of national and international awards in physical education and in the comprehensive quality field, including: two gold medals and one silver medal in the 2020 China Middle School Swimming Championship and the 18th World Middle School Summer Games Selective Trials; the Championship of the National U15 Basketball Final in 2020 and the finals of the Cadillac China Junior Middle School Basketball League in 2020-2021 season; the Second Prize of the "Luohe Cup" National Youth U-series 7-a-side Rugby Championship in 2020. Besides, two students' inventions were granted with the patents of utility model by the State Intellectual Property Office; and five students won the International Gold Medal of the ASDAN Simulation Business Competition.

1 As ranked by either the QS World University Rankings or U.S. News World University Rankings

Fourth Quarter and the Fiscal Year 2021 Financial Results

Unless otherwise stated, the following discussion of our fourth quarter and the fiscal year 2021 financial results of profit or loss and other comprehensive income is on a continuing operations basis.

Revenue

Revenue increased by 32.8% to RMB420.9million (US$65.2million) for the fourth quarter of fiscal year 2021, from RMB317.0 million for the same period of last year. Revenue increased by 33.9% to RMB1,375.8 million (US$213.1 million) for the fiscal year 2021, from RMB1,027.4 million for the same period of last year.

K-12 student management services and high school curriculum education services include accommodation and after-school enrichment services to K-12 school students and high school curriculum education services. Revenue from K-12 student management services and high school curriculum education services increased by 29.0%, to RMB1,111.6 million (US$172.2million) for the fiscal year 2021, from RMB861.9 million for the same period of last year. The increase was due to the expansion in the scale of the Company’s network, an increase in the number of students and an increase in the annualized average tuition charged compared to the same period of last year.

Ancillary educational services primarily included well-rounded education services, academic subject tutoring services, study trips and overseas study consulting services. Revenue from such ancillary educational services increased by 67.8% to RMB204.2million (US$31.6million) for the fiscal year 2021, from RMB121.7 million for the same period of last year. This was mainly due to the growth in the number of students enrolled in the well-rounded education services and students of international education program who received overseas study consulting services.

Revenue from operation and management services increased by 37.0%, to RMB60.0 million (US$9.3 million) for the fiscal year 2021, from RMB43.8 million for the same period of last year. This was mainly due to two new managed schools in Suqian City and the expansion of our service scope to some of our managed schools.

Cost of Revenue

Cost of revenue increased by 48.1% to RMB239.8 million (US$37.1 million) for the fourth quarter of fiscal year 2021, from RMB161.8 million for the same period of last year. Cost of revenue increased by 25.6% to RMB728.6 million (US$112.8 million) for the fiscal year 2021, from RMB580.3 million for the same period of last year. The increase was primarily due to the increased compensation levels of employees and an increase in the number of employees.

Gross Profit and Gross Margin

Gross profit increased by 16.8% to RMB181.2 million (US$28.1 million) for the fourth quarter of fiscal year 2021, from RMB155.2 million for the same period of last year. Gross profit increased by 44.8% to RMB647.2 million (US$100.2 million) for the fiscal year 2021, from RMB447.1 million for the same period of last year.

Gross margin was 43.0% for the fourth quarter of fiscal year 2021, compared with 48.9% for the same period of last year. Gross profit margin was 47.0% for the fiscal year 2021, compared with 43.5% for the same period of last year.

Other Income, net

Other income was RMB19.5 million (US$3.0 million) for the fourth quarter of fiscal year 2021, compared with RMB12.7 million for the same period of last year. Other income was RMB46.6 million (US$7.2 million) for the fiscal year 2021, compared with RMB67.1 million for the same period of last year. Changes in other income are primarily related to the government grants of subsidies we received from the local government.

Operating Expenses

Operating expenses increased by 54.0% to RMB33.1 million (US$5.1 million) for the fourth quarter of fiscal year 2021, from RMB21.5 million for the same period of last year. Operating expenses increased by 37.2% to RMB81.1 million (US$12.6 million) for the fiscal year 2021, from RMB59.1 million for the same period of last year.

Selling expenses increased by 158.4% to RMB8.9 million (US$1.4 million) for the fourth quarter of fiscal year 2021, from RMB3.5 million for the same period of last year. Selling expenses increased by 113.3% to RMB29.7 million (US$4.6 million) for the fiscal year 2021, from RMB13.9 million for the same period of last year. This increase was primarily due to the revenue increase of the well-rounded education services and academic subject tutoring services, which resulted in the increase of the student enrollment rewards for recruitment compared to the same period of last year.

Administrative expenses increased by 34.0%, to RMB24.2 million (US$3.7 million) for the fourth quarter of fiscal year 2021, from RMB18.0 million for the same period of last year. Administrative expenses increased by 13.7% to RMB51.3 million (US$8.0 million) for the fiscal year 2021, from RMB45.1 million for the same period of last year. This increase was primarily due to increase in labor costs and the number of our office and administrative staffs.

Finance Income and Finance Costs

Finance income increased by 273.3% to RMB12.7 million (US$2.0 million) for the fourth quarter of fiscal year 2021, from RMB3.4 million for the same period of last year. Finance income increased by 123.5% to RMB35.8 million (US$5.5 million) for the fiscal year 2021, from RMB16.0 million for the same period of last year. This increase was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Finance cost was RMB0.3 million (US$0.04 million) for the fourth quarter of fiscal year 2021, compared with RMB0.2 million for the same period of last year. Finance costs decreased by 66.5% to RMB1.2 million (US$0.2 million) for the fiscal year 2021, from RMB3.4 million for the same period of last year. This decrease was primarily due to the lump-sum payment of certain 18-year lease liabilities under the lease of campuses in Zhuji City in September 2019, which resulted in the reduction of lease liabilities and the corresponding reduction in interest expenses.

Income Tax Expense

Income tax expense was RMB52.6 million (US$8.2 million) for the fourth quarter of fiscal year 2021, compared with RMB47.0 million for the same period of last year. Income tax expense was RMB165.4 million (US$25.6 million) for the fiscal year 2021, compared with RMB121.9 million for the same period of last year. The increase was mainly driven by the growth of educational services that were subject to income tax.

Net Profit and Net Profit Attributable to the Company’s Shareholders

For the fourth quarter of fiscal year 2021, net profit from continuing operations was RMB127.4 million (US$19.7 million), compared with RMB102.6 million for the same period of last year. Net loss from continuing and discontinued operations was RMB142.4 million (US$22.1 million), compared with net profit of RMB92.2 million for the same period of last year.

For the fourth quarter of fiscal year 2021, net profit from continuing operations attributable to the Company’s shareholders was RMB129.8 million (US$20.1 million), compared with RMB103.4 million for the same period of last year. Net loss from continuing and discontinued operations attributable to the Company’s shareholders was RMB142.3 million (US$22.0 million), compared with net profit of RMB93.0 million for the same period of last year.

For the fiscal year 2021, net profit from continuing operations was RMB482.1 million (US$74.7 million), compared with net profit of RMB345.8 million for the same period of last year. Net profit from continuing and discontinued operations was RMB238.8 million (US$37.0 million), compared with net profit of RMB370.0 million for the same period of last year.

For the fiscal year 2021, net profit from continuing operations attributable to the Company’s shareholders was RMB483.0 million (US$74.8 million), compared with net profit from continuing operations attributable to the Company’s shareholders of RMB350.0 million for the same period of last year. Net profit from continuing and discontinued operations attributable to the Company’s shareholders was RMB235.1 million (US$36.4 million), compared with net profit from continuing and discontinued operations attributable to the Company’s shareholders of RMB374.2 million for the same period of last year.

Basic and Diluted Earnings per Share

For the fourth quarter of fiscal year 2021, basic and diluted earnings per share from continuing operations was RMB0.31 (US$0.05) , compared with basic and diluted earnings per share from continuing operations of RMB0.25 for the same period of last year. Basic and diluted loss per share from continuing and discontinued operations was RMB0.34 (US$0.05), compared with basic and diluted earnings per share from continuing operations of RMB0.23 for the same period of last year.

For the fiscal year 2021, basic and diluted earnings per share from continuing operations was RMB1.17 (US$0.18) , compared with RMB0.85 for the same period of last year. Basic and diluted earnings per share from continuing and discontinued operations was RMB0.57 (US$0.09), compared with RMB0.91 for the same period of last year.

Cash Flow

Net cash provided by operating activities was RMB893.4 million (US$138.4 million) for the fiscal year 2021, from RMB444.4 million for the same period of last year. Net cash used in investing activities was RMB1,029.2 million (US$159.4 million) for the fiscal year 2021, compared with RMB149.5 million for the same period of last year. Net cash used in financing activities was RMB100.5 million (US$15.6 million) for the fiscal year 2021, compared with RMB50.4 million for the same period of last year.

Balance Sheet

As of June 30, 2021, the Company had cash and cash equivalents of RMB279.4 million (US$43.3 million), compared with RMB516.4 million as of June 30, 2020. As of June 30, 2021, the Company had term deposits held at a related party finance entity in the amount of RMB1,898.2 million (US$294.0 million), compared with RMB921.6 million as of June 30, 2020.

Subsequent events

Loss from loss control of affiliated entities providing compulsory education services

As disclosed before, a private school providing compulsory education is prohibited from conducting transactions with its related party. Since the announcement of the Implementation Rules, we have been continuously assessing the impact of the Implementation Rules, including whether we would continue to control the affiliated entities providing compulsory education services. In accordance with IFRS 10 - Consolidated Financial Statements, we have concluded that we lost control of these affiliated entities since September 1, 2021, in view of the significant uncertainties and restrictions the Implementation Rules impose on the Company’s ability to direct the range of ongoing activities that would most significantly impact the returns of those entities and to receive returns that are commensurate with an ownership interest.

Disposal of Mingyou Future

Hailiang Mingyou Future (Zhejiang) Education Technology Co., Ltd. and its subsidiaries (collectively, “Mingyou Future”) were mainly engaged in academic subject tutoring. On October 9, 2021, the Company disposed Mingyou Future and its subsidiaries to Hailiang Investment, a related party controlled by Mr. Feng, for a consideration of RMB6.5 million (US$1.0 million). During the fiscal year of 2021, net loss derived from Mingyou Future amounted to RMB1.8 million (US$0.3 million) , which was immaterial to the Company’s business and financial performance.

Exchange Rate

This announcement contains conversion of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate, solely for the convenience of the reader. Unless otherwise noted, the conversion of RMB into US$ was made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its fiscal year 2021 financial results conference call at 7:00 pm Eastern Time on November 12, 2021 (4:00 pm Pacific Time on November 12, 2021/8:00 am Beijing Time on November 13, 2021). To attend the call, please use the information below for dial-in access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call

Date:	November 12, 2021

Time:	7:00 pm ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	Hailiang Education Group/HLG

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until November 19, 2021. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10161927.

About Hailiang Education Group Inc.

Hailiang Education Group Inc. (Nasdaq: HLG) is one of the largest K-12 Education and management service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality high school curriculum education, K-12 student management services, ancillary educational services, and education and management services, and it strives to maintain the high quality of its students' life, study, and development. Hailiang Education adapts its educational services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains certain information about Hailiang Education's view of its future expectations, plans, and prospects that may constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements, other than statements of historical facts, in this announcement are forward-looking statements, may include,, but are not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe, “assess,” "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit and Other Comprehensive Income

(Amounts in thousands, except per share data)

	For the Twelve Months Ended June 30			For the Three Months Ended June 30
	2021		2020	2021		2020
	RMB	USD	RMB	RMB	USD	RMB
Revenue	1,375,790	213,083	1,027,373	420,924	65,193	317,021
Cost of revenue	(728,586)	(112,844)	(580,260)	(239,771)	(37,136)	(161,846)

Gross profit	647,204	100,239	447,113	181,153	28,057	155,175
Other income, net	46,630	7,222	67,070	19,493	3,019	12,685
Selling expenses	(29,737)	(4,606)	(13,944)	(8,924)	(1,382)	(3,453)
Administrative expenses	(51,321)	(7,949)	(45,118)	(24,157)	(3,741)	(18,026)

Operating profit	612,776	94,906	455,121	167,565	25,953	146,381
Finance income	35,840	5,551	16,037	12,731	1,971	3,410
Finance costs	(1,151)	(178)	(3,435)	(274)	(42)	(157)
Net finance income	34,689	5,373	12,602	12,457	1,929	3,253

Profit before tax	647,465	100,279	467,723	180,022	27,882	149,634
Income tax expenses	(165,355)	(25,610)	(121,924)	(52,642)	(8,153)	(47,001)

Profit from continuing operations	482,110	74,669	345,799	127,380	19,729	102,633
Profit/(loss) from discontinued operations, net of tax	(243,337)	(37,688)	24,205	(269,761)	(41,781)	(10,441)
Net Profit/(loss)	238,773	36,981	370,004	(142,381)	(22,052)	92,192

Profit/(loss) attributable to the Company’s shareholders	235,092	36,411	374,238	(142,273)	(22,035)	92,989
Profit from continuing operations	483,049	74,815	349,983	129,782	20,101	103,380
Profit/(loss) from discontinued operations	(247,957)	(38,404)	24,255	(272,055)	(42,136)	(10,391)
Profit/(loss) attributable to non-controlling interests	3,681	570	(4,234)	(108)	(17)	(797)
Loss from continuing operations	(939)	(145)	(4,184)	(2,402)	(372)	(747)
Profit/(loss) from discontinued operations	4,620	715	(50)	2,294	355	(50)

Earnings per share
Basic and diluted earnings/(loss) per share	0.57	0.09	0.91	(0.34)	(0.05)	0.23
Earnings per share – Continuing operations
Basic and diluted earnings per share	1.17	0.18	0.85	0.31	0.05	0.25

Net Profit/(loss)	238,773	36,981	370,004	(142,381)	(22,052)	92,192
Other comprehensive income/(loss), net of nil income tax	(6,248)	(968)	2,326	(1,021)	(158)	(81)
Total comprehensive income/(loss)	232,525	36,013	372,330	(143,402)	(22,210)	92,111

Total comprehensive income/(loss) attributable to the Company’s shareholders	228,844	35,443	376,564	(143,294)	(22,193)	92,908
Total comprehensive income/(loss) attributable to non-controlling interests	3,681	570	(4,234)	(108)	(17)	(797)

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of June 30, 2021		As of June 30, 2020
	RMB	USD	RMB
Assets
Property and equipment, net	465,734	72,133	659,851
Intangible assets and goodwill, net	18,300	2,834	97,806
Right-of-use assets	502,813	77,876	517,609
Contract costs	12,438	1,926	11,161
Prepayments to third party suppliers	-	-	142
Term deposits held at a related party finance entity	1,420,939	220,075	-
Deferred tax assets	859	133	568
Non-current assets	2,421,083	374,977	1,287,137

Other receivables due from related parties	53,868	8,343	77,442
Other current assets	37,785	5,852	36,516
Term deposits held at a related party finance entity	477,303	73,925	921,601
Restricted bank deposits	1,324	205	324
Cash and cash equivalents	279,420	43,277	516,446
Current assets	849,700	131,602	1,552,329

Total assets	3,270,783	506,579	2,839,466

Equity
Share capital	268	41	268
Share premium	134,583	20,844	134,583
Contributed capital	197,984	30,664	253,034
Reserves	442,953	68,605	396,053
Retained earnings	1,424,850	220,681	1,242,906

Total Hailiang Education Group Inc. shareholders' equity	2,200,638	340,835	2,026,844
Non-controlling interests	16,222	2,512	10,797
Total equity	2,216,860	343,347	2,037,641

Liabilities
Contract liabilities	132	20	3,159
Deferred tax liabilities	4,736	734	4,607
Lease liabilities	30,521	4,727	18,749
Non-current liabilities	35,389	5,481	26,515

Trade and other payables due to third parties	376,747	58,351	272,012
Other payables due to related parties	134,982	20,906	156,709
Contract liabilities	444,865	68,901	295,979
Income tax payable	56,707	8,783	48,857
Lease liabilities	5,233	810	1,753
Current liabilities	1,018,534	157,751	775,310

Total liabilities	1,053,923	163,232	801,825

Total equity and liabilities	3,270,783	506,579	2,839,466

The foreign exchange of RMB into US$ has been made at RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.